Exhibit 99.1

NYSE – AG TSX – FR Frankfurt – FMV Mexico – AG	NYSE MKT – SVLC TSX – SVL Frankfurt – CW5

August 27, 2015

FIRST MAJESTIC AND SILVERCREST ANNOUNCE RECEIPT OF INTERIM ORDER
AND MAILING OF MEETING MATERIALS

VANCOUVER, BC, CANADA – First Majestic Silver Corp. (“First Majestic”) and SilverCrest Mines Inc. (“SilverCrest”) are pleased to announce that SilverCrest has been granted an interim order from the Supreme Court of British Columbia authorizing various matters, including the holding of a special meeting of SilverCrest shareholders to consider the previously announced arrangement (the “Arrangement”) among First Majestic, SilverCrest and SilverCrest Metals Inc. (“New SilverCrest”) and the mailing of a joint management information circular (the “Joint Circular”).

As described in the Joint Circular, SilverCrest will be seeking shareholder approval for the Arrangement under Part 9, Division 5 of the Business Corporations Act (British Columbia) (the “Arrangement Resolution”). First Majestic will be seeking shareholder approval for the issuance of common shares of First Majestic as consideration under the Arrangement (the “First Majestic Resolution”).

The special meetings of SilverCrest shareholders to consider the Arrangement Resolution and of First Majestic shareholders to consider the First Majestic Resolution will be held on Friday, September 25, 2015. SilverCrest’s special meeting of shareholders will commence at 10:00 AM Pacific time at the Metropolitan Hotel Vancouver, 645 Howe Street, Vancouver, British Columbia. First Majestic’s special meeting of shareholders will commence at 2:00 PM Pacific time at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia. Shareholders of record as of the close of business on August 17, 2015 are eligible to vote at their respective special meetings.

The Board of Directors of SilverCrest has unanimously recommended that SilverCrest shareholders vote FOR the Arrangement Resolution. The Board of Directors of First Majestic has unanimously recommended that First Majestic shareholders vote FOR the First Majestic Resolution. In addition, each of the directors and senior officers of SilverCrest, who currently hold in the aggregate approximately 3.9% of the issued and outstanding SilverCrest shares have entered into a voting agreement with First Majestic and have agreed to vote in favour of the Arrangement Resolution.

Under the terms of the Arrangement, SilverCrest shareholders will receive 0.2769 of a common share of First Majestic plus C$0.0001 in cash per SilverCrest common share. Each SilverCrest shareholder will also receive 0.1667 common shares of New SilverCrest for each SilverCrest common share held.

The Joint Circular is being mailed today to the shareholders of First Majestic and SilverCrest, and will also be available under the profiles of each of First Majestic and SilverCrest on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. It will also be available on the websites of First Majestic at www.firstmajestic.com and SilverCrest at www.silvercrestmines.com.

YOUR VOTE IS IMPORTANT - PLEASE VOTE TODAY. Your vote is important regardless of the number of shares you own. First Majestic and SilverCrest shareholders are encouraged to read the Joint Circular in detail.

Shareholders who have questions regarding the Arrangement or who require assistance with voting may contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at 1-877-452-7184 (North American toll-free) or 416-304-0211 (collect outside North America) or by email at assistance@laurelhill.com.

SilverCrest has today filed a technical report prepared in accordance with National Instrument 43 101 (the “Report”) effective August 15, 2015 on its Cruz de Mayo property titled “Mineral Resource Estimate for the Cruz de Mayo Property, Sonora, Mexico”. The Cruz de Mayo property will be transferred by SilverCrest to New SilverCrest in connection with the Arrangement and will be the principal property held by New SilverCrest following the spin-out of New SilverCrest to the shareholders of SilverCrest. The Report will be available under the profile of SilverCrest on SEDAR at www.sedar.com.

ABOUT FIRST MAJESTIC

First Majestic is a mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its corporate growth objectives.

For further information, contact info@firstmajestic.com, visit our website at www.firstmajestic.com or contact Todd Anthony, Investor Relations at 1.866.529.2807.

ABOUT SILVERCREST

SilverCrest is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, located in the State of Sonora, Mexico. The operation comprises a high-grade, epithermal silver and gold deposit, along with a 3,000 tpd conventional milling facility. Santa Elena is projected to produce in a range of 4.7 to 5.1 million silver equivalent ounces in 2015.

For further information, contact SilverCrest at 1.866.691.1730 or via our website online at www.silvercrestmines.com.

ON BEHALF OF THE BOARD OF FIRST MAJESTIC SILVER CORP. “Keith Neumeyer” Keith Neumeyer President & CEO	ON BEHALF OF THE BOARD OF SILVERCREST MINES INC. “J. Scott Drever” J. Scott Drever CEO

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the anticipated timing of the mailing of the joint information circular regarding the Arrangement; future growth potential for First Majestic, SilverCrest and their respective businesses; and future silver production.

Forward-looking information relating to future silver production, future growth potential for First Majestic, SilverCrest and their respective businesses is based on management of the applicable parties’ reasonable assumptions, estimates, expectations, analyses and opinions, which are based on such management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; costs of development and production; estimated production rates for silver and other metals produced by the parties; the estimated costs of development of development projects; First Majestic and/or SilverCrest’s ability to operate in a safe and effective manner and their ability to obtain financing on reasonable terms.

These statements reflect the parties’ respective current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: satisfaction or waiver of all applicable conditions to closing of the Arrangement including, without limitation, receipt of all necessary shareholder, court, stock exchange, creditor and regulatory approvals or consents and lack of material changes with respect to First Majestic and SilverCrest and their respective businesses, all as more particularly set forth in the Arrangement Agreement; fluctuations in general macro-economic conditions; fluctuations in securities markets and the market price of First Majestic’s shares; fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada or Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the parties do business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; title to properties; and the factors identified under the caption "Risk Factors" in First Majestic’s Annual Information Form, and under the caption "Risk Factors" in SilverCrest’s Annual Information Form.

Readers are cautioned against attributing undue certainty to forward-looking statements or information. Although the parties have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The parties do not intend, and do not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.